SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2000


                                BASF Corporation
                                ----------------
                 (Translation of Registrant's Name Into English)

                              Carl Bosch Strasse 38
                              ---------------------
                              Ludwigshafen, Germany
                              ---------------------
                                      67056
                                      -----
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes     No  X
                                      ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________)




Enclosure

                                                        October 20, 2000
                                                        P 494e
                                                        Michael Grabicki
                                                        Tel. (06 21) 60-9 99 38
                                                        Fax (06 21) 60-2 01 29
                                                        E-Mail: michael.grabicki
                                                        @basf-ag.de
BASF to pay special dividend

>> EK 45 to be paid to shareholders


BASF Aktiengesellschaft intends to pay its retained earnings charged with 45 percent corporation tax (EK 45) to its shareholders in full in 2001. A proposal to this effect is to be made to the Annual Meeting on April 26, 2001.

Thus, in addition to the dividend reflecting business development, there will be a special dividend of Euro 0.7 per share. "We want our shareholders who are subject to German income or corporation tax to be credited in full with the 45 percent corporation tax paid by the company," is how Max Dietrich Kley, deputy chairman and chief financial officer of BASF Aktiengesellschaft, explained the company's intention.

For 1999, BASF paid a dividend of Euro 1.13 per share. The Board of Executive Directors of BASF Aktiengesellschaft will propose the dividend for 2000 in the spring of 2001.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs and pigments, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  BASF Aktiengesellschaft

Date:  October 24, 2000                           By: /s/ Dr. Felix Gress
                                                  Name:  Dr. Felix Gress
                                                  Title: Director Corporate
                                                         Communications


                                                  By:  /s/ Kurt Leidner
                                                  Name:  Kurt Leidner
                                                  Title: Director Communications
                                                         Ludwigshafen Site